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                                                            SEC FILE NUMBER
                                                                  000-33215

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-KSB [ ] Form 20-F   [ ] Form 11-K [ ] Form 10-QSB
[ ] Form 10-D     [ ] Form N-SAR [ ] Form N-CSR

     For Period Ended:  December 31, 2006
    [   ] Transition Report on Form 10-K
    [   ] Transition Report on Form 20-F
    [   ] Transition Report on Form 11-K
    [   ] Transition Report on Form 10-Q
    [   ] Transition Report on Form N-SAR
    For the Transition Period Ended:________________________


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Pacific Health Care Organization, Inc.
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Full Name of Registrant

n/a
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Former Name if Applicable

21 Toulon
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Address of Principal Executive Office (Street and Number)

Newport Beach, California 92660
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reason described in reasonable detail in Part III of
     |         this form could not be eliminated without unreasonable
     |         effort or expense;
     |    (b)  The subject annual report, semi-annual report, transition
     |         report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR or Form
 [X] |         N-CSR, or portion thereof, will be filed on or before the
     |         fifteenth calendar day following the prescribed due date; or
     |         the subject quarterly report or transition report on Form
     |         10-QSB, or subject distribution report on Form 10-D, or
     |         portion thereof, will be filed on or before the fifth
     |         calendar day following the prescribed due date; and
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report of the registrant on Form 10-KSB could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Tom Kubota              949                 721-8272
          -------------------      -----------       ------------------
               (Name)              (Area Code)       (Telephone Number)

(2)
     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company anticipates that during the year ended December 31, 2006 total revenues will have decreased approximately 5% compared to the year ended December 31, 2005. This is mainly attributable to a 26% decrease HCO enrollees, coupled with decreased per enrollee fees for MPN enrollees as a result of increased competition during 2006.

    The Company expects total operating expenses to have remained flat, decreasing less than 1% during the 2006 fiscal year.

    During the year ended December 31, 2006 the Company anticipates realizing a loss from operations of approximately $90,000 compared to income from operations of $13,000 during the year ended December 31, 2005. The Company anticipates realizing net loss of approximately $77,000 or $0.00 per share during the 2006 fiscal year compared to a net loss of approximately $29,000 or $0.00 per share during the 2005 fiscal year.

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                   Pacific Health Care Organization, Inc.
               ---------------------------------------------
                (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 2, 2007               By /S/ Tom Kubota
                                  -----------------------------------
                                  Tom Kubota, President